Exhibit 5




                                  SCOR U.S.
                            --------------------

                                    SCOR

                                                           November 9, 1995

Dear Stockholders:

     I am pleased to inform you that on November 2, 1995, SCOR U.S. Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition of all publicly held shares of common stock of the Company by SCOR S.A. SCOR S.A. currently beneficially owns approximately 80% of the outstanding shares of the Company.

     Pursuant to the Merger Agreement, SCOR Merger Sub Corporation, a wholly owned subsidiary of SCOR S.A., commenced today a tender offer to purchase any and all outstanding shares of the Company's common stock at a price of $15.25 per share in cash. Following completion of the tender offer and satisfaction of certain other conditions, SCOR Merger Sub Corporation will be merged with and into the Company and each share of the Company's common stock then outstanding (other than shares of stockholders properly exercising appraisal rights under Delaware law and shares owned by SCOR S.A., SCOR Merger Sub Corporation or any other direct or indirect subsidiary of SCOR S.A.) will be converted into the right to receive $15.25 per share in cash. Following consummation of the merger, the Company will no longer be publicly owned, but will be wholly owned by SCOR S.A.

     A Special Committee of the Company's Board of Directors consisting of seven directors unaffiliated with SCOR S.A. carefully considered SCOR S.A.'s proposal and determined that the SCOR S.A. offer and the merger are fair to and in the best interests of the Company's public stockholders. The Company's Board of Directors, based upon the recommendation of the Special Committee, unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, and recommends that stockholders accept the offer and tender their shares.

     In arriving at its determinations, the Special Committee and the Company's Board gave careful consideration to a number of factors, including the opinion of the Special Committee's financial advisor that the consideration to be received by the Company's public stockholders in the offer and merger is fair to such stockholders from a financial point of view as of the date thereof. Detailed information about the deliberations of the Special Committee and the Board of Directors and their determinations and recommendations are contained in the enclosed offering materials.

     Accompanying this letter is SCOR Merger Sub Corporation's Offer to Purchase, dated November 9, 1995, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. I urge you to read the enclosed material carefully before making your decision with respect to tendering your shares in the offer.

                               Sincerely,

                               /s/ JEROME KARTER
                               --------------------------------------
                               JEROME KARTER
                               President and Chief Executive Officer


                        SCOR U.S. CORPORATION
                       TWO WORLD TRADE CENTER
                      NEW YORK, NEW YORK 10048-D178
                  TELEPHONE (212) 390-5200 FAX (212) 390-5415